Exhibit 99.1

LETTER TO RESCISSION OFFER RECIPIENTS

AvalonBay Communities, Inc.

                  , 2006

Re:   Offer to Rescind Certain Stock Issuances of AvalonBay Communities, Inc. Common Stock

Dear Sir or Madam:

You are receiving this letter and accompanying materials because you acquired certain shares of our common stock (which we refer to in this letter as “Rescission Shares”) when you exercised employee stock options, when restricted shares issued to you under our 1994 Stock Incentive Plan vested, or when a deferred stock unit issued to you under our 1994 Stock Incentive Plan converted to common stock, in each case during the period from May 24, 2004 through June 12, 2006. These stock issuances were not registered under applicable federal securities laws.

In order to address this issue, we are offering to repurchase Rescission Shares from you. You are not required to accept our offer. If you decide to accept our offer, which you must do by 5:00 p.m., Eastern Daylight Time, on July 31, 2006 (the “Expiration Date”), you or your designated broker will need to deliver to us the Rescission Shares in exchange for a cash payment.

If you decide to accept our offer, and you continue to hold eligible securities, your payment will be equal to:

•       if you acquired shares of our common stock by exercising options, the exercise price of the related option,

•       if you acquired shares of our common stock through the conversion of restricted stock units, the fair market value of the share received upon conversion of the related restricted stock unit on the date of conversion (i.e., the closing price of our common stock on the New York Stock Exchange on such date), or

•       if you acquired shares through the vesting of restricted stock, the fair market value of the restricted share on the date of vesting (i.e., the closing price of our common stock on the New York Stock Exchange on such date), in each case, less dividends received to the Expiration Date and plus interest at a rate of 4.04% from the date of receipt of the shares through the Expiration Date. The payment may be more or less than the current trading price of our common stock on the New York Stock Exchange (which closed at $106.12 on June 21, 2006). The median purchase price for a Rescission Share is $50.60, and the average price for a Rescission Share is $63.20 (in each case less dividends paid on such share plus interest). Therefore, based on the current trading price of our common stock, it will often not be economically beneficial for a holder of a Rescission Share to tender the share back to us for the purchase price we will pay for such share. However, your decision should be based on the purchase price we will pay for your particular Rescission Shares, the price at which our common stock trades on the New York Stock Exchange during the offer period, and such other factors as you may deem appropriate. You are encouraged to obtain current trading price information before deciding whether to accept or reject this offer.

By making this offer, we are not waiving any applicable statutes of limitations or other defenses we may have against any claims.

The attached materials, including the prospectus, describe the terms of our offer in detail. You should review these materials carefully before deciding whether to accept or reject this offer. In addition to receiving the attached materials through the mail, if you are a current associate of AvalonBay Communities, Inc. you may have also received them in electronic form as an attachment to an e-mail message addressed to you. In order to accept our offer, you will need to complete the enclosed Rescission Election Form and return it and the relevant supporting material to us no later than the Expiration Date (5:00 p.m., Eastern Daylight Time, on July 31, 2006). If you decide not to accept our offer, we ask that you either (a) complete the enclosed Rescission Election Form, selecting option A, and return it to us no later than the Expiration Date or (b) click the rejection tab in the e-mail message sent to you regarding the Rescission Offer no later than the Expiration Date. If we have not received a properly completed and signed Rescission Election Form or e-mail response from you by the Expiration Date, you will be deemed to have rejected our offer.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if the enclosed prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

If you have any questions concerning this letter or the enclosed materials, please contact the office of our general counsel at (703) 317-4742 during normal business hours.

Thank you for your cooperation.

Very truly yours,

AvalonBay Communities, Inc.